Exhibit 99.2

Ninetowns Reports Fourth Quarter and Full Year 2006 Results

Thursday March 22, 4:05 pm ET

- 10,000 new iDeclare service contracts signed in Fourth Quarter 2006

- Full Year 2006 gross margin of 88.9%, operating margin 18.0%

BEIJING, March 22 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News), the leading provider of import/export e- filing services in China through its scalable enterprise platform products, today announced its financial results for the fourth quarter and full year ended December 31, 2006.

Full Year and Fourth Quarter 2006 Business Highlights

During the fourth quarter 2006, the Company sold approximately 2,400 iDeclare packages and approximately 10,000 iDeclare service contracts. For the full year of 2006, the Company sold approximately 8,250 iDeclare packages, and approximately 29,000 iDeclare service contracts.

In the fourth quarter Ninetowns made progress on three key fronts in its core businesses, in line with its strategy to maintain value from its existing business-to-government ("B2G") client base in the face of the changing business environment. First, the Company increased its customer base with new installations, which has reached 130,000 installed customers at year end. Second, Ninetowns continued to gain paid service contracts with a healthy paying customer rate of approximately 24% at the end of the fourth quarter. And third, the Company increased the free import/export e-filing software user base, with 28,500 user accounts at year end. While these efforts will help Ninetowns to continue to generate revenues from its existing core businesses, future growth will depend on the development of new revenue streams. Ninetowns is therefore faced with the unique opportunity to capitalize on its leading customer base, extensive distribution network and strong name brand to generate new lines of business. As a result, the Company has been working throughout 2006 to develop a business-to-business ("B2B") platform that will further enhance growth prospects. Further details will be forthcoming in future announcements.

Fourth Quarter 2006 Financial Results

Total net revenue for the fourth quarter of 2006 was US$4.5 million, a decrease of 33.2% compared to US$6.5 million in the same period last year. Net revenue from enterprise software sales for the fourth quarter was US$2.5 million, representing 55.6% of total net revenue, as compared to 88.4% for the fourth quarter 2005. Net revenue from software development services for the quarter was US$2.0 million, representing 44.4% of total net revenue, as compared to 11.1% for the prior year period.

Gross margin and operating margin for the fourth quarter 2006 were 72.0% and (33.8%), respectively, compared to 92.1% and 40.1%, respectively, for the fourth quarter 2005.

Net loss for the fourth quarter 2006 was US$0.8 million, compared to net income of US$3.4 million for the fourth quarter 2005. Diluted loss per ADS/share for the quarter were US$0.02, compared to diluted earnings per ADS/share of US$0.09 for the fourth quarter 2005. Diluted earnings per ADS/share computations for the fourth quarter 2006 were based on a weighted average of 35.5 million ADSs/shares outstanding, compared to 35.6 million in the same period last year.

Full Year 2006 Financial Results

Total net revenue for the full year 2006 was US$19.6 million, a decrease of 36.1% compared to US$29.7 million for the full year 2005. Net revenue from enterprise software sales for the full year 2006 was US$15.0 million, representing 76.2% of total net revenue, as compared to 84.7% for the full year 2005. Net revenue from software development services for the full year 2006 was US$4.6 million, representing 23.8% of total net revenue, as compared to 15.0% for the full year 2005.

Gross margin and operating margin for the full year 2006 were 88.9% and 18.0%, respectively, compared to 92.0% and 55.9%, respectively, for the full year 2005.

Net income for the full year 2006 was US$5.9 million, compared to net income of US$18.8 million for the full year 2005. Diluted earnings per ADS/share for the full year were US$0.17, compared to the diluted earnings per ADS/share of US$0.52 for the full year 2005. Diluted earnings per ADS/share computations for the full year 2006 were based on a weighted average of 35.6 million ADSs/shares outstanding, compared to 35.8 million in the year 2005.

Management Commentary & Business Outlook

Mr. Shuang Wang, Chief Executive Officer of Ninetowns said, "Our results reflected the unique operational and strategic challenges faced by Ninetowns in the current business environment, due to the provision of free import/export e-filing software from the Government. Despite such challenges, I am glad to see Ninetowns has maintained industry leadership and our team has made positive progress on various fronts to revitalize our core B2G operations and to maintain the value contribution from our existing businesses. At the same time, our management has been working hard to develop a B2B business platform, which will leverage our existing customer base and unique market intelligence to provide new revenue streams and drive our future growth."

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, said, "The continuing challenges to our core business model directly impacted our results for the quarter and full year. Net revenues from enterprise software sales declined throughout 2006, an expected continuation of the trend since the Government's launch of free software in 2005. Software development sales recorded a decline for the full year, driven by the gradual slowdown in the Government's demand for software development services as its e-filing systems continue to mature. Gross margins for 2006 declined as a result of an increased proportion of low margin software development revenues versus enterprise software sales. While margins have contracted year-on-year, we have maintained profitability with a focus on cost controls and continue to hold a positive cash and cash equivalents and term deposits balance of US$116 million."

Conference Call and Webcast Information

As previously announced, Ninetowns will host a conference call to discuss fourth quarter and full year 2006 financial results and the 2007 business outlook at 7:00 a.m. Beijing time on March 23, 2007. This will be 7:00 p.m. on March 22, 2007 in New York. During the call, there will be time dedicated to an analyst and investor question and answer session.

The call may be accessed by dialing +1-617-614-3452 and the passcode is 76110817. A live webcast of the conference call will be available on Ninetowns' website at http://www.ninetowns.com/english.

A replay of the call will be available from 9:00 a.m. Beijing time on March 23, 2007 (9:00 p.m. in New York on March 22, 2007) through 9:00 a.m. on March 30, 2007 in Beijing (9:00 p.m. in New York on March 29, 2007) by dialing +1-617-801-6888 and at www.ninetowns.com/english. The passcode to access the call replay is 56862780.

Note

The conversion of Renminbi into U.S. dollars for the full year and fourth quarter 2006 in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2006, which was RMB7.8041 to US$1.00. Certain comparative figures extracted from the past releases are converted by using the rate as of the respective balance sheet date. The percentages stated in this press release are calculated based on Renminbi.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of import/export e-filing services in China, helping to streamline the international trade process through its scalable enterprise platform products. The Company provides its 130,000 (as of December 2006) enterprise users with the software and systems to efficiently and cost-effectively automate their international trade processing over the Internet. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE." More information can be found at www.ninetowns.com/english.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:
Ms. Xiaoyan Su or Ms. Lisa Zheng
Investor Relations
Ninetowns Digital World Trade Holdings Limited
(+86-10) 6588-2256
ir@ninetowns.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED DECEMBER 31, 2005, SEPTEMBER 30, 2006 AND
DECEMBER 31, 2006

(In thousands, except share-related data)

For the three months ended
Dec 31,	Dec 31,	Sep 30,
2005	2005	2006
RMB	US$	RMB
(unaudited) (unaudited) (unaudited)

Total net revenues	52,497	6,505	29,187
Cost of revenues	(4,163)	(516)	(1,428)
______	______	______
Gross profit	48,334	5,989	27,759
Selling expenses	(8,505)	(1,054)	(1,427)
General and administrative expenses	(14,364)	(1,779)	(13,756)
Research and development expenses	(4,396)	(545)	(7,206)
Other operating income	-	-	658
______	______	______
Income/(loss) from operations	21,069	2,611	6,028
Interest income	6,253	775	4,999
Other income	16	2	-
______	______	______
Income/(loss) before income taxes
(provision)/benefit	27,338	3,388	11,027
Income taxes (provision)/benefit	(182)	(23)	(174)

______	______	______
Net income/(loss)	27,156	3,365	10,853
______	______	______

Net income/(loss) per share:
Basic	RMB 0.78	US$0.10	RMB0.31
Diluted	RMB 0.76	US$0.09	RMB0.31
______	______	______

Weighted average number of shares
used in computing net
income/(loss) per share:
Basic	34,991,834 34,991,834 34,991,834
Diluted	35,620,052 35,620,052 35,551,209
_______	_______	_______

For the three months ended
Sep 30,	Dec 31,	Dec 31,
2006	2006	2006
US$	RMB	US$
(unaudited) (unaudited) (unaudited)

Total net revenues	3,693	35,046	4,491
Cost of revenues	(181)	(9,818)	(1,258)
______	______	______
Gross profit	3,512	25,228	3,233
Selling expenses	(181)	(2,671)	(342)
General and administrative expenses	(1,740)	(21,240)	(2,722)
Research and development expenses	(912)	(13,197)	(1,691)
Other operating income	83	47	6
______	______	______
Income/(loss) from operations	762	(11,833)	(1,516)
Interest income	632	5,267	675
Other income	-	-	-
______	______	______
Income/(loss) before income taxes
(provision)/benefit	1,394	(6,566)	(841)
Income taxes (provision)/benefit	(22)	428	55
_____	______	_____
Net income/(loss)	1,372	(6,138)	(786)
______	______	______

Net income/(loss) per share:
Basic	US$0.04	(RMB0.18)	(US$0.02)
Diluted	US$0.04	(RMB0.17)	(US$0.02)

______	______	______

Weighted average number of shares
used in computing net
income/(loss) per share:
Basic	34,991,834 34,991,834 34,991,834
Diluted	35,551,209 35,505,012 35,505,012
_______	_______	_______

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2006

(In thousands, except share-related data)

Year ended Dec 31
2005	2005	2006	2006
RMB	US$	RMB	US$
(note)	(note) (unaudited) (unaudited)

Total net revenues	239,866	29,722	153,248	19,637
Cost of revenues	(19,169)	(2,375)	(16,939)	(2,171)
_______	_______	_______	_______
Gross profit	220,697	27,347	136,309	17,466
Selling expenses	(25,752)	(3,191)	(13,604)	(1,743)
General and administrative
expenses	(49,538)	(6,138)	(65,928)	(8,448)
Research and development
expenses	(11,249)	(1,394)	(29,825)	(3,822)
Other operating income	-	-	705	90
_______	_______	_______	_______
Income from operations	134,158	16,624	27,657	3,543
Interest income	17,625	2,184	19,302	2,473
Other income	447	55	-	-
_______	_______	_______	_______
Income before income taxes
provision	152,230	18,863	46,959	6,016
Income taxes provision	(626)	(78)	(1,031)	(132)
_______	_______	_______	_______
Net income	151,604	18,785	45,928	5,884
_______	_______	_______	_______

Net income per share:
Basic	RMB4.36	US$0.54	RMB1.31	US$0.17

Diluted	RMB4.23	US$0.52	RMB1.29	US$0.17
_______	_______	_______	_______

Weighted average number of
shares used in computing
net income per share:
Basic	34,755,122 34,755,122 34,991,834 34,991,834
Diluted	35,829,990 35,829,990 35,584,011 35,584,011
_______	_______	_______	_______

Note: Derived from the audited financial statements filed with the SEC on
Form 20-F for 2005.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND DECEMBER 31, 2006

(In thousands)

December 31,	December 31,
2005	2005	2006	2006
RMB	US$	RMB	US$
(note)	(note) (unaudited) (unaudited)

ASSETS

Current assets:
Cash and cash equivalents
and term deposits	938,474	116,289	905,857	116,074
Inventories	7,722	957	6,820	874
Trade receivable-net	47,211	5,850	21,906	2,807
Other current assets	43,832	5,431	55,406	7,100
_______	_______	_______	_______
Total current assets	1,037,239	128,527	989,989	126,855

Non-current assets other
than goodwill	114,964	14,245	181,730	23,286
Goodwill	193,570	23,986	193,570	24,804
_______	_______	_______	_______
TOTAL ASSETS	1,345,773	166,758 1,365,289	174,945
_______	_______	_______	_______

LIABILITIES AND SHAREHOLDERS'
EQUITY

Current liabilities:
Short-term unearned revenue	67,886	8,412	26,383	3,381
Other current liabilities	30,922	3,832	33,926	4,347
_______	_______	_______	_______
Total current liabilities	98,808	12,244	60,309	7,728

Minority interests	600	74	-	-

Total shareholders' equity	1,246,365	154,440 1,304,980	167,217
_______	_______	_______	_______
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	1,345,773	166,758 1,365,289	174,945
_______	_______	_______	_______

Note: Derived from the audited financial statements filed with the SEC on
Form 20-F 2005.

Source: Ninetowns Internet Technology Group Company Limited